                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-24128

                           NOTIFICATION OF LATE FILING

(Check one):

Form 10-K         Form 11-K         Form 20-F       [X] Form 10-Q     Form N-SAR
       For Period Ended: June 30, 2001

 Transition Report on Form 10-K      Transition Report on Form 10-Q
 Transition Report on Form 20-F      Transition Report on Form N-SAR
 Transition Report on Form 11-K

       For Period Ended:
                        -----------------------------

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I

                            REGISTRATION INFORMATION

Full name of registrant: Bio-Plexus, Inc.
                         ----------------

Former name if applicable:
                          -------------------------

Address of principal executive office (Street and number): 129 Reservoir Road
                                                           ------------------

City, state and zip code: Vernon Connecticut 06066
                          ------------------------

                                     PART II

                            REULT 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

      [X]         (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

      [X]         (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 20-F, 11-K or Form
                           N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (attach extra sheets if needed).

The Company was unable to prepare and assemble the documentation necessary for filing the report on Form 10-Q in the prescribed time period because the Company was in the process of emerging from reorganization under Chapter 11 of the United States Code. In connection with such reorganization, the Company reincorporated in the State of Delaware, initiated a merger and reverse stock split, and closed a $3.0 million private placement transaction. A report on Form 8-K was filed on July 31, 2001 announcing the details of these transactions. In addition, the Company has experienced significant personnel turnover within the accounting and finance departments. Notably, our Chief Financial Officer, Senior Accountant, and Cost Accountant, resigned during the period from May to August 2001.

The facts presented above have consumed a significant portion of management's time and efforts, and have resulted in the Company's inability to timely file its Form 10-Q. The Company is currently in the process of completing the relevant portions of its Form 10-Q and believes that its Form 10-Q will be filed within the five-calendar day grace period provided under Rule 12b-25.

                                     PART IV

                                OTHER INFORMATION

         (1) name and telephone number of person to contact in retard to this notification:

John S. Metz                     860                           870-6112
--------------------------------------------------------------------------------
(Name)                        (Area Code)                (Telephone Number)

         (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter prior that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                  X  Yes         No
                                                ----         ----

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                     Yes       X  No
                                                ----         ----


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Bio-Plexus, Inc.
                   -----------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunder duly authorized.


August 15, 2001

                                    -------------------------------------
                                    John S. Metz
                                    President, and Chief Executive Office